EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                October 28, 2009

TEL AVIV STOCK EXCHANGE          SECURITIES AUTHORITY

www.tase.co.il                   www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

     Subject of the Event: Signing of Agreement with the Ministry of Finance

On June 29, 2009, the Bank issued an Immediate Report concerning the signing of a protocol, on that date, summarizing the understandings reached between the Bank and the Ministry of Finance regarding several matters, the principal ones being the early payment of the deposits of the State of Israel with the Bank, the assignment to the State of the Bank's loans to the Israel Electric Company Ltd. and the settlement of reciprocal demands and claims between the State and the Bank.

The protocol provided that the understandings require the approval of the organs of the Bank, including its General Meeting, and that after their approval, an agreement based upon them, would be signed between the Bank and the State.

On October 14, 2009, the Bank's General Meeting approved the above understandings, after their approval by the Bank's Audit Committee and Board of Directors. An Immediate Report regarding the decision of the General Meeting, detailing the approved understandings, was issued by the Bank on October 14, 2009.

Following the approval of the General Meeting, a detailed agreement was signed yesterday, October 27, 2009, between the Bank and the State of Israel, setting down the above understandings which were approved by the General Meeting.

The date and time when the Company was first made aware of the event or matter:

October 27, 2009 at 1:00 P.M.